Cortech, Inc.
                              6850 North Broadway
                                Denver, CO 80221
                                 (303) 650-1200
                               Fax(303) 650-1220




October 14, 1998

To the Stockholders of Cortech, Inc.:

On September 29, 1998, the Board of Directors of Cortech, Inc. (the "Company") authorized the redemption of all outstanding preferred share purchase rights issued pursuant to the Rights Agreement, dated as of June 13, 1995, between the Company and American Securities Transfer, Inc., as Rights Agent, effective as of the close of business on October 13, 1998, with the redemption price of $.10 per right to be paid in cash on October 14, 1998 to the holders of record of Common Stock of the Company as of the close of business on October 13, 1998. No further action is required by you in connection with the redemption.

Enclosed please find a check for the total redemption price payable to you. Thank you for your continued interest in and support for the Company.

Sincerely,



/s/ Paul O. Koether
------------------------
Paul O. Koether
Chairman